SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

ARMO BioSciences, Inc.

(Name of Subject Company)

ARMO BioSciences, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

04225U104

(CUSIP Number of Class of Securities)

Peter Van Vlasselaer, Ph.D.

Chief Executive Officer

ARMO BioSciences, Inc.

575 Chesapeake Drive

Redwood City, CA 94063

(650) 779-5075

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Marcia A. Hatch, Esq.

Andrew Y. Luh, Esq.

Heidi E. Mayon, Esq.

Albert W. Vanderlaan, Esq.

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd.

Redwood City, CA 94063

(650) 321-2400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by ARMO BioSciences, Inc., a Delaware corporation (“ARMO”), with the Securities and Exchange Commission on May 23, 2018 (the “Schedule 14D-9”), relating to the offer by Bluegill Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the outstanding shares of ARMO’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $50.00 per Share, net to the seller in cash, without interest thereon and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2018, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the subsection entitled “Legal Proceedings” and inserting as a new subsection entitled “Certain Litigation” and the disclosure set forth below immediately prior to the subsection entitled “Regulatory Approvals”:

“Certain Litigation

On May 24, 2018, a putative class action lawsuit (captioned Copp v. ARMO BioSciences, Inc. et al., Case No. 18-cv-03109) (the “Copp Action”) was filed in the United States District Court for the Northern District of California against ARMO and individual members of the ARMO Board, alleging violations of Sections 14(d)(4) and 14(e) of the Exchange Act, Rule 14d-9 promulgated under Section 14(d) of the Exchange Act, and Section 20(a) of the Exchange Act in connection with the Schedule 14D-9. The complaint filed in the Copp Action alleges that the Schedule 14D-9 omits material information, rendering the information disclosed false and misleading. The Copp Action seeks, among other things, orders (i) enjoining the defendants from proceeding with, consummating, or closing the Offer and the Merger (or, in the alternative, awarding damages in the event the Merger is completed), (ii) directing the individual members of the Board to file an amended Schedule 14D-9, and (iii) awarding plaintiff’s costs and attorneys’ and expert fees. On May 25, 2018, the plaintiff filed a motion for preliminary injunction, for which the court set a hearing for June 14, 2018.

On May 29, 2018, a lawsuit (captioned Naugle v. ARMO BioSciences, Inc. et al., Case No. 18-cv-03176) (the “Naugle Action”) was filed in the United States District Court for the Northern District of California against ARMO and individual members of the ARMO Board, alleging violations of Sections 14(d)(4) and 14(e) of the Exchange Act, Rule 14d-9 promulgated under Section 14(d) of the Exchange Act, and Section 20(a) of the Exchange Act in connection with the Schedule 14D-9. The complaint filed in the Naugle Action alleges that the Schedule 14D-9 omits or misrepresents material information, rendering the information disclosed false and misleading. The Naugle Action seeks, among other things, orders (i) enjoining the defendants from proceeding with, consummating, or closing the Offer and the Merger, (ii) rescinding the Offer and the Merger if they are consummated or, alternatively, awarding unspecified rescissory damages, and (iii) awarding plaintiff’s costs and attorneys’ and expert fees.

Also on May 29, 2018, a putative class action lawsuit (captioned Franchi v. ARMO BioSciences, Inc. et al., Case No. 18-cv-00805) (the “Franchi Action” and collectively with the Copp Action and the Naugle Action, the “Actions”) was filed in the United States District Court for the District of Delaware against ARMO, individual members of the ARMO Board, Purchaser and Parent, alleging violations of Sections 14(d)(4) and 14(e) of the Exchange Act, Rule 14d-9 promulgated under Section 14(d) of the Exchange Act, and Section 20(a) of the Exchange Act in connection with the Schedule 14D-9. The complaint filed in the Franchi Action alleges that the Schedule 14D-9 omits material information, rendering the information disclosed false and misleading. The Franchi Action seeks, among other things, orders (i) enjoining the defendants from proceeding with, consummating, or closing the Offer and the Merger, (ii) rescinding the Offer and the Merger if they are consummated or, alternatively, awarding unspecified rescissory damages, (iii) directing the individual members of the ARMO Board to file an amended Schedule 14D-9, (iv) declaring that the defendants violated Sections 14(e), 14(d) and 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated under the Exchange Act, and (v) awarding plaintiff’s costs and attorneys’ and expert fees.

ARMO and the members of the ARMO Board believe that the Actions are without merit, and intend to vigorously defend against all claims asserted. However, a negative outcome in any lawsuit could have a material adverse effect on ARMO if it results in preliminary or permanent injunctive relief or rescission of the Offer or Merger. ARMO is not currently able to predict the outcome of the Actions with any certainty. Additional lawsuits arising out of or relating to the Transactions may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, ARMO will not necessarily disclose such additional filings.”

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following sentence after the third sentence of the first paragraph under the subheading “United States” under the heading “Regulatory Approvals” on page 42 of the Schedule 14D-9:

“On May 29, 2018, the FTC granted early termination of the waiting period applicable to the Offer under the HSR Act, effective the same day.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

Date: May 30, 2018	ARMO BioSciences, Inc.

	By:	/s/ Peter Van Vlasselaer
Peter Van Vlasselaer President and Chief Executive Officer